[DEL MONTE LETTERHEAD]

David L. Meyers
Executive Vice President, Administration
And Chief Financial Officer
November 13, 2008
Via EDGAR and Facsimile
H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W. Mail Stop: 7010
Washington, D.C. 20549

Re:	Del Monte Foods Company Annual Report for the fiscal year ended April 27, 2008 File No. 1-14335
Dear Mr. Schwall:
     On behalf of Del Monte Foods Company, this letter responds to your letter of October 30, 2008 in connection with the above-referenced Annual Report. For your convenience the heading and text of your comments precede our responses.
Form 10-K for the Fiscal Year Ended April 27, 2008
Risk Factors, page 17
1.	In future filings, please tailor the risk factor discussion to your circumstances by referencing facts and events that provide further detail about or illustrate the risks you describe. For example, revise the risk factors entitled “We may not be able to successfully implement our business strategies to reduce costs...” to address how cost increases impacted your results in 2008 and “Our Senior Credit Facility and indentures include certain covenants...” to disclose the applicable financial ratios. Also revise the risk factor entitled “Risk associated with

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November 13, 2008
foreign operations, including changes in import/export duties...” to discuss material risks relating to your operations in Venezuela.
Response
The Company notes the staff’s comment. As discussed with the staff, the Company conducts a thorough review of its risk factors annually to consider developments that may impact the Company’s business in the future as well as to revise risk factors to reflect changes in the Company’s business. For example, in reviewing and revising risk factors for its annual report on Form 10-K for the year ended May 3, 2009, the Company plans to make changes resulting from the disposition of its seafood business (e.g. eliminating the risk factor titled “If we are unable to cover increases in the minimum wage rate in American Samoa, our results of operations would be adversely affected”). In connection with reviewing and revising risk factors for its annual report on Form 10-K for the year ended May 3, 2009, the Company will strive to add additional specificity and color related to recent developments.
Business, page 3
Customers, page 9
2.	Please disclose whether customers other than Wal-Mart accounted for more than 10% of your consolidated revenues. Also, discuss the terms of your arrangements with customers accounting for more than 10% of your revenues. Please file all material contracts with such customers.
Response
The Company confirms that no customer other than Wal-Mart accounted for more than 10% of its consolidated revenues. We note the disclosure obligation set forth in Item 101(c)(vii) of Regulation S-K and will comply with that requirement should any additional customers account for more than 10% of the Company’s consolidated revenues in the future.
With respect to the terms of our arrangements with customers accounting for more than 10% of our revenues, the Company notes that it does not have long-term contracts with such customers obligating them to purchase our products. Instead, as with other consumer packaged goods companies, our 10% and other customers issue purchase orders when they desire to purchase product from us (whether our branded products or our private label products). To clarify how we interact with our customers generally, we propose adding the following as a new second paragraph to the section captioned “Customers” in Item 1 Business in our annual report on Form 10-K for the year ended May 3, 2009:

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November 13, 2008
Our sales teams work with our customers to promote the resale of our products in their stores. These efforts include working with customers in the areas of merchandising, product assortment and distribution and shelving. Our customers provide us with purchase orders as they desire product and we fill these orders based on generally standard terms of sale. Where we provide private label products for our customers, we typically supply those customers on a purchase order basis as well. These purchase orders could be on a stand-alone basis, or issued under a master agreement that sets forth matters such as payment and delivery terms. Our arrangements with our largest customer, Wal-Mart, operate in generally the same fashion as those with our other customers and on overall similar terms.
We note the staff’s comment regarding filing all material contracts. The Company confirms that there are no contracts with Wal-Mart that are required to be filed as a material contract under Item 601(b)(10) of Regulation S-K. As noted above, purchase orders and related master agreements ordinarily accompany the kind of business conducted by Del Monte. Del Monte is not substantially dependent upon any such purchase order or master agreement with Wal-Mart. Del Monte acknowledges its obligation to file any material contracts that may arise in the future.
Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 40
3.	Please discuss your planned capital expenditures and disclose the estimated amounts you believe you will need to fund those expenditures.
Response
The Company will include a forward-looking statement regarding its expected capital expenditures for the remainder of fiscal 2009 in its upcoming quarterly report on Form 10-Q for the period ended October 26, 2008 as well as its expectation that cash from operations will be sufficient to fund such planned expenditures. Additionally, the Company will include a forward-looking statement regarding its expected capital expenditures for fiscal 2010 in its annual report on Form 10-K for the fiscal year ended May 3, 2009.
Definitive Proxy Statement on Schedule 14A
Review, Approval and Ratification of Transactions with Related Parties, page 14
4.	Please confirm that no related party transaction, as defined by Item 404(a) of Regulation S-K, occurred during the fiscal year 2008.

U.S. Securities and Exchange Commission

November 13, 2008
Response
The Company is not aware of any related person transaction during fiscal 2008 that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K in its annual report for the fiscal year ended April 27, 2008.
Executive Compensation, page 36
5.	Please amend your filing to include the disclosure in Item 407(e)(4) of Regulation S-K, as required by Item 11 of Form 10-K.
Response
We believe that an amendment of our filing is not required. The Company advises the staff that there are no relationships or transactions that would trigger disclosure under Item 407(e)(4) of Regulation S-K. Accordingly, in reliance on the Regulation S-K Compliance and Disclosure Interpretation 233.02, the Company omitted the Item 407(e)(4) caption.
6.	Please disclose whether the CEO provides any input to the Compensation Committee regarding the determination of his compensation.
Response
We respectfully direct the staff’s attention to the information included under the caption “What are the roles of the Compensation Committee, compensation consultant and management in determining executive compensation?” on page 40 of our definitive proxy statement. We believe that this provides all material disclosure regarding any input our CEO may have with respect to his own compensation. However, in the interest of clarity, we propose to modify such disclosure in future filings generally as set forth below (marked to show changes from our 2008 disclosure):
What are the roles of the Compensation Committee, compensation consultant and management in determining executive compensation?
Executive compensation is set by the Compensation Committee, with support provided by its compensation consultant Hewitt Associates, the CEO and other members of management. In fiscal 2008, both Hewitt Associates and the CEO attended portions of all the regularly scheduled Committee meetings. The processes of the peer group analysis and performance assessments described above are used to evaluate the compensation of our executive officers.

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November 13, 2008
Generally, this process begins with management’s (including the CEO’s) identification of the responsibilities, leadership competencies, technical skills and experience required for each executive officer position. Any changes made to these executive position descriptions are discussed with and approved by the Committee. Hewitt Associates then compiles the peer group comparator data and market survey data relevant to the executive position descriptions provided by management and submits it to the Committee for its consideration, typically at its regularly scheduled September Committee meeting. The Committee determines base salary and target levels of annual and long-term incentive awards for each of the named executive officers after considering the peer group data and other factors as discussed further below in “Components of Executive Compensation.” In connection with the Committee’s determination, the CEO ~~may~~ typically provides the Committee with his insights regarding these other factors that may impact base salary, annual incentive and long-term incentive targets for the other executive officers. ~~However,~~ In addition, the CEO provides the Committee with a self-evaluation regarding his performance during the year. Although the CEO provides the Committee with his self-evaluations, the CEO’s base salary and incentive compensation are determined during an executive session where only the Committee members and Hewitt Associates are present. The CEO’s annual base salary and target annual and long-term incentive awards are further subject to review and approval by the independent members of the Board of Directors.
Specifically, with regard to annual incentive compensation, each year the Committee ~~also~~ approves the corporate objectives as well as the individual objectives for each executive officer, which impact the amount of the executive’s annual incentive compensation. As discussed in greater detail below, the corporate objectives are based on the annual operating plan. Management (including the CEO) recommends to the Compensation Committee the financial metrics (e.g. EPS, cash flow and net sales) relating to the annual operating plan it believes should be used for the corporate objectives. The CEO also is significantly involved in establishing and evaluating the individual objectives approved by the Committee for the executive officers under the Annual Incentive Plan (AIP). As part of this process, the CEO submits to the Committee proposed individual performance objectives for each of the Company’s executive officers, including the ~~named executive officers~~CEO, which are reviewed and approved by the Committee. At the end of the fiscal year, the CEO provides his evaluation of each executive officer’s performance against their individual objectives for the Committee’s consideration and approval as part of his recommendation for appropriate compensation awards under the AIP. Like the other participants in the AIP, the CEO completes a self-evaluation of his performance against his individual objectives under the AIP. The Committee then determines the CEO’s individual objective score and related compensation award under the AIP during an executive session where only the Committee members and Hewitt Associates are present.
Please note that the foregoing is intended as an example of the revisions to be made in response to the staff’s comment. In the event there are changes in the roles of the Compensation Committee, the compensation consultant, and management (including the CEO) in connection with establishing

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November 13, 2008
executive compensation, this section of Compensation Discussion & Analysis in future filings would be revised accordingly.
***
In connection with responding to your letter of October 30, 2008, Del Monte Foods Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our Annual Report for the fiscal year ended April 27, 2008;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Annual Report for the fiscal year ended April 27, 2008; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Del Monte is available to discuss the matters addressed in this letter in further detail should that be helpful to the staff. If we can provided additional information or respond to any questions or comments regarding the foregoing, please do not hesitate to contact Isobel Jones, Associate General Counsel, at 415-247-3477 or Julie Aldridge, Vice President, External Reporting, at 415-247-3199.

Very truly yours,
/s/ David L. Meyers

David L. Meyers

cc:	Brian Lane, Gibson Dunn & Crutcher LLP
Tiffany Rasmussen, KPMG LLP
Richard G. Wolford
Richard L. French
Julie Aldridge
James G. Potter
Isobel Jones